Exhibit 99.2


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)


                                                      December 31,  December 31,
ASSETS                                                    2002          2001
------                                                    ----          ----

Current assets:
 Cash & cash equivalents                                $  26,571     $  39,923
 Marketable securities                                     15,925         5,462
 Trade receivables, net                                    13,386        18,193
 Other accounts receivable, prepaid expenses
  and inventories                                           1,256         1,430
                                                        ---------     ---------
  Total current assets                                     57,138        65,008

Long term trade receivables, net                            1,497         2,679
Severance pay fund                                            474           413
Long term deposits                                          1,027           607
Property and equipment, net                                 7,265         9,276
Goodwill, net                                              10,523        10,523
Other assets, net                                          11,456        13,550
                                                        ---------     ---------

   Total assets                                         $  89,380     $ 102,056
                                                        =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                         $   1,221     $   2,254
 Deferred revenues                                          4,959         1,389
 Accrued restructuring expenses                             1,523           634
 Employee and payroll accruals                              1,496         2,393
 Other accounts payable and accrued expenses                3,309         3,132
                                                        ---------     ---------

  Total current liabilities                                12,508         9,802

Accrued severance pay                                         527           506
Accrued restructuring and other expenses                    1,179           528
                                                        ---------     ---------

   Total liabilities                                       14,214        10,836
                                                        ---------     ---------

Shareholders' equity:
 Share capital                                                 43            43
 Additional paid-in capital                               139,851       139,708
 Accumulated other comprehensive income (loss)               (602)       (1,140)
 Accumulated deficit                                      (64,038)      (47,391)
 Treasury stock, at cost                                      (88)          --
                                                        ---------     ---------

   Total shareholders' equity                              75,166        91,220
                                                        ---------     ---------

   Total liabilities and shareholders' equity           $  89,380     $ 102,056
                                                        =========     =========





Note: Certain prior year amounts have been reclassified to conform to current year presentation.

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

                                             FUNDTECH LTD. AND ITS SUBSIDIARIES
                                           Consolidated Statements of Operations
                                      (In Thousands, Except Share and Per Share Data)


                                                                  Three Months Ended                 Twelve Months Ended
                                                                    December 31,                          December 31,
                                                               2002              2001                2002            2001
                                                               ----              ----                ----            ----
Revenues:
 Software license fees                                     $      3,124       $      2,424       $     10,068      $     17,067
 Maintenance                                                      3,484              3,221             12,559            11,790
 Services [a]                                                     3,987              3,333             16,796            15,295
 Hardware sales                                                      19                553                405               842
                                                           ------------       ------------       ------------      ------------
  Total Revenues                                                 10,614              9,531             39,828            44,994
                                                           ------------       ------------       ------------      ------------

Operating expenses:
 Software licenses costs                                            298                 72                703               896
 Maintenance and services costs [a]                               4,495              4,119             17,612            19,153
 Hardware costs                                                      17                455                317               686
 Software development                                             2,810              4,759             14,525            19,185
 Selling and marketing, net                                       2,031              2,241              9,453            10,325
 General and administrative                                       1,671              2,274              7,230             9,116
 Amortization of capitalized software
   development costs                                                394                --               1,182               --
 Amortization of acquisition-related goodwill                       --                 429                --              1,663
 Amortization of other intangible assets                            234                211                911               862
 Provision for doubtful accounts                                     27              2,556                475             5,966
 Loss recognized on receivable settlement                           860                --                 860               --
 Restructuring and related expenses                               1,738                319              3,252             4,073
                                                           ------------       ------------       ------------      ------------

  Total operating expenses                                       14,575             17,435             56,520            71,925
                                                           ------------       ------------       ------------      ------------

Operating income (loss)                                          (3,961)            (7,904)           (16,692)          (26,931)

 Impairment and realized losses
  on available for sale marketable securities                      (111)            (1,795)              (281)           (7,826)
 Financial income, net                                              170                204                691             3,343
 Income taxes                                                      (240)               (99)              (365)             (212)
                                                           ------------       ------------       ------------      ------------

   Net income (loss)                                       $     (4,142)      $     (9,594)      $    (16,647)     $    (31,626)
                                                           ============       ============       ============      ============

Net income (loss) per share:
 Net income (loss) used in computing income
  per share                                                $     (4,142)      $     (9,594)      $    (16,647)     $    (31,626)
 Basic income (loss) per share                             $      (0.29)      $      (0.67)      $      (1.16)     $      (2.22)
 Diluted income (loss) per share                           $      (0.29)      $      (0.67)      $      (1.16)     $      (2.22)

Shares used in computing:
 Basic income (loss) per share                               14,305,377         14,221,605         14,290,317        14,218,388
 Diluted income (loss) per share                             14,305,377         14,221,605         14,290,317        14,218,388



                                           FUNDTECH LTD. AND ITS SUBSIDIARIES
                                          Consolidated Statements of Operations

                                      (In Thousands, Except Share and Per Share Data)

                                                        (Continued)

                                                                    Three Months Ended                  Twelve Months Ended
                                                                       December 31,                        December 31,
                                                                   2002            2001               2002             2001
                                                                   ----            ----               ----             ----

Adjusted net income (loss) per share:
 Adjusted net income used in computing
  income per share                                            $       (916)     $     (4,284)      $   (10,442)     $    (11,236)
 Adjusted net income (loss)  per share                        $      (0.06)     $      (0.30)      $     (0.73)     $      (0.79)

Shares used in computing:
 Adjusted net income (loss) per share                           14,305,377        14,221,605        14,290,317        14,218,388


Reconciliation of net loss to adjusted
 net loss and EBITDA:
 Net income (loss)                                            $     (4,142)     $     (9,594)     $    (16,647)     $    (31,626)
 Impairment and realized losses
  on available for sale marketable securities [b]                     --               1,795              --               7,826
 Restructuring and related expenses                                  1,738               319             3,252             4,073
 Loss recognized on receivable settlement                              860               --                860               --
 Provision for doubtful accounts [c]                                   --              2,556              --               5,966
 Amortization                                                          628               640             2,093             2,525
                                                              ------------      ------------      ------------      ------------
 Adjusted net income (loss)                                           (916)           (4,284)          (10,442)          (11,236)

  Impairment and realized losses
   on available for sale marketable securities [b]                     111               --                281               --
  Financial income, net                                               (170)             (204)             (691)           (3,343)
  Income taxes                                                         240                99               365               212
  Depreciation                                                           787             1,028             3,436             2,908
                                                              ------------      ------------      ------------      ------------

EBITDA                                                        $         52      $     (3,361)     $     (7,051)     $    (11,459)
                                                              ============      ============      ============      ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes reclassified amounts for expenses invoiced to customers of $111 and $203 for the three months ended December 31, 2002 and 2001, respectively, and $1,140 and $837 for the twelve months ended December 31, 2002 and 2001, respectively.

[b] Due to the significant amount of the impairment and realized losses on available for sale marketable securities in 2001, these amounts were treated in 2001 as one-time charges and, therefore, not included in adjusted net income (loss).

[c] Due to the significant, non-recurring nature of provision for doubtful accounts in 2001, these amounts were treated as one-time charges and, therefore, not included in adjusted net income (loss). Provision for doubtful accounts in 2002 were $27 and $475 for the three and twelve months ended December 31, 2002, respectively, and were included in adjusted net income (loss).

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

                                   FUNDTECH LTD. AND ITS SUBSIDIARIES.
                                  Consolidated Statement of Cash Flows
                                           (In Thousands)


                                                                            Years Ended          Three Months Ended
                                                                            December 31,            December 31,
                                                                            ------------            ------------
                                                                          2002       2001               2002
                                                                          ----       ----               ----
CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                     $(16,647)      $(31,626)        $ (4,142)
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                           5,580          6,303            1,449
  Impairment and realized losses on available
   for sale marketable securities                                           281          7,826              111
  Write-off of other accounts receivable                                   --            1,035              --
  Capital loss on sales of property and equipment                            31            270               22
  Provision for doubtful accounts and loss
   on receivable settlement                                                 475          5,966               27
  Loss recognized on receivable settlement                                  860            --               860
  Amortization of deferred stock compensation                               --              32              --
  Deferred income taxes, net                                                117           (319)             117
  Decrease (increase) in trade receivables and long
   term-trade receivables                                                 4,737          1,202            2,730
  Decrease (increase) in other accounts
   receivable, prepaid expenses and inventories                              52            344              919
 (Decrease) increase in trade payables                                   (1,059)          (832)             112
  Increase (decrease) in deferred revenues, employees and
   payroll accruals and other accounts payable and accrued expenses         897          3,546           (1,445)
  Increase in accrued non-recurring expenses                              3,252          1,162            1,791
  Accrued severance pay, net                                                (40)           (26)              (5)
  Accured interest on marketable securities                                (196)            --             (196)
  Other                                                                     --             (14)             --
                                                                        --------       --------        --------
   Net cash provided by (used in) operations                             (1,660)        (5,131)           2,350
                                                                       --------       --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in available for sale marketable securities                     --          (1,986)             --
 Proceeds from sale of available for sale marketable securities           5,181         33,801            2,647
 Investment in held to maturity marketable securities, net              (15,729)           --           (10,584)
 Proceeds from sale of short term bank deposits                             --           3,170              --
 Investments in long-term lease deposits                                   (365)          (143)              (2)
 Purchase of property and equipment                                      (1,298)        (2,322)            (428)
 Proceeds from sale of property and equipment                                60            --                28
 Capitalization of software development costs                               --          (5,901)             --
                                                                       --------       --------         --------
   Net cash provided by (used in) investing activities                  (12,151)        26,619           (8,339)
                                                                       --------       --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
  exercise of stock options and warrants, net                               143            289              --
 Investment in treasury stock, at cost                                      (88)           --               --
                                                                       --------       --------         --------
 Net cash provided by financing activities                                   55            289              --
                                                                       --------       --------         --------

 Effect of exchange rate on cash and cash equivalents                       404             30              203
                                                                        --------       --------         --------

 Increase (decrease) in cash and cash equivalents                       (13,352)        21,807           (5,786)
 Cash and cash equivalents at the beginning of the period                39,923         18,116           32,357
                                                                       --------       --------         --------

Cash and cash equivalents at the end of the period                     $ 26,571       $ 39,923         $ 26,571
                                                                       ========       ========         ========
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